FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Result of AGM

11 April 2024 1730 BST

 Results of Annual General Meeting held on 11 April 2024

 AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 11 - 14 were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

	Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2023	1,205,690,871	99.88	1,470,816	0.12	1,207,161,687	77.87%	9,700,968
2	To confirm dividends	1,215,177,590	99.94	790,189	0.06	1,215,967,779	78.44%	894,978
3	To reappoint PricewaterhouseCoopers LLP as Auditor	1,208,377,872	99.36	7,843,545	0.64	1,216,221,417	78.45%	642,048
4	To authorise the Directors to agree the remuneration of the Auditor	1,215,717,786	99.98	279,816	0.02	1,215,997,602	78.44%	722,222
5a	To re-elect Michel Demaré as a Director	1,197,325,871	98.49	18,416,788	1.51	1,215,742,659	78.42%	1,120,559
5b	To re-elect Pascal Soriot as a Director	1,206,729,787	99.26	9,036,742	0.74	1,215,766,529	78.42%	1,098,706
5c	To re-elect Aradhana Sarin as a Director	1,212,225,383	99.71	3,509,122	0.29	1,215,734,505	78.42%	1,129,532
5d	To re-elect Philip Broadley as a Director	1,197,937,103	98.54	17,773,671	1.46	1,215,710,774	78.42%	1,153,360
5e	To re-elect Euan Ashley as a Director	1,213,332,278	99.80	2,375,199	0.20	1,215,707,477	78.42%	1,156,567
5f	To re-elect Deborah DiSanzo as a Director	1,215,396,504	99.97	318,525	0.03	1,215,715,029	78.42%	1,149,106
5g	To re-elect Diana Layfield as a Director	1,215,424,019	99.98	292,514	0.02	1,215,716,533	78.42%	1,147,602
5h	To elect Anna Manz as a Director	1,215,297,866	99.97	417,067	0.03	1,215,714,933	78.42%	1,149,091
5i	To re-elect Sheri McCoy as a Director	1,158,846,767	95.32	56,874,293	4.68	1,215,721,060	78.42%	1,142,920
5j	To re-elect Tony Mok as a Director	1,215,346,936	99.97	346,157	0.03	1,215,693,093	78.42%	1,170,931
5k	To re-elect Nazneen Rahman as a Director	1,191,449,316	98.59	16,988,178	1.41	1,208,437,494	77.95%	8,426,242
5l	To re-elect Andreas Rummelt as a Director	1,215,395,253	99.97	314,359	0.03	1,215,709,612	78.42%	1,154,412
5m	To re-elect Marcus Wallenberg as a Director	947,479,100	77.93	268,252,536	22.07	1,215,731,636	78.42%	1,132,416
6	To approve the Annual Report on Remuneration for the year ended 31 December 2023	1,158,470,360	95.32	56,835,406	4.68	1,215,305,766	78.40%	1,558,941
7	To approve the Directors' Remuneration Policy	761,702,826	64.43	420,514,520	35.57	1,182,217,346	76.26%	34,645,873
8	To approve amendments to the AstraZeneca Performance Share Plan 2020	769,577,451	65.34	408,204,003	34.66	1,177,781,454	75.97%	39,083,170
9	To authorise limited political donations	1,184,223,861	98.00	24,219,787	2.00	1,208,443,648	77.95%	8,278,265
10	To authorise the Directors to allot shares	1,129,625,915	92.94	85,836,406	7.06	1,215,462,321	78.41%	1,259,562
11	To authorise the Directors to disapply pre-emption rights	1,044,559,011	85.95	170,708,848	14.05	1,215,267,859	78.39%	1,454,048
12	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	997,629,834	82.33	214,143,713	17.67	1,211,773,547	78.17%	4,948,031
13	To authorise the Company to purchase its own shares	1,205,828,976	99.23	9,306,860	0.77	1,215,135,836	78.38%	1,585,923
14	To reduce the notice period for general meetings	1,131,157,449	93.07	84,269,754	6.93	1,215,427,203	78.40%	1,294,801

A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the National Storage Mechanism for publication, and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Statement in connection with resolutions 5m, 7 and 8

AstraZeneca is pleased that all resolutions were supported at today's Annual General Meeting. In particular, the Board thanks the majority of our shareholders who have supported the Remuneration Policy (the Policy) and will continue to engage with our shareholders and the proxy advisors to explain our need for global benchmarks and pay for performance, which is driven by the Policy.

We will publish an update on the engagement with shareholders on resolutions 5m, 7 and 8 and on any action taken as a result within six months of today's AGM, in accordance with the UK Corporate Governance Code.

Issued capital

As at 9 April 2024, the number of issued shares of the Company was 1,550,231,084 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary

AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary